Kontakta

isabelle@expertdojo.com

www.linkedin.com/in/isabelle-persson-999287105 (LinkedIn)

Främsta kompetenser

Team Leadership

Customer Service

Customer Satisfaction

Languages

Swedish (Native or Bilingual)

Norwegian (Full Professional)

Spanish (Elementary)

English (Full Professional)

Honors-Awards

No. 1 broker in Inner city Stockholm

Publications

Clients Recommondations

Isabelle Persson

Partner & Head of Investment
Santa Monica, Kalifornien, USA

Sammanfattning

Here to make sure we get more badass women into the venture capital world! More female venture capitalists, as well as angels, are needed. Over the past 3 years, I have shown that you can grow from the bottom and up in VC, and I've helped 200+ startups along the way to grow in their early stages of life. Since my first day at Expert DOJO, we've invested in 200 new deals, as Head of Investment I run point on all of them. 70% of these companies have minority founders with a high percentage of black, Latino, and female founders. Aside from the hands-on work with our portfolio companies, I handle everything investment related within Expert DOJO, onboard new Associates and Venture Partners, as well as taking an active role in the firm's future directions.

Erfarenhet

Expert Dojo
Partner & Head of Investment
oktober 2021 - mars 2023 (1 år 6 månader)
Santa Monica, California, United States

Isabelle Persson Fastighetsmäklare AB/BOSTHLM
Real Estate Broker
januari 2017 - oktober 2021 (4 år 10 månader)

Real Estate Broker running my own business.

Expert Dojo
Head Of Investment
maj 2020 - april 2021 (1 år)
Los Angeles, California, United States

BOSTHLM
Real Estate Broker
februari 2016 - januari 2017 (1 år)
Stockholm, Sverige

Utbildning

UCLA Extension
Certificate, Digital Marketing · (2019 - 2020)

Malmö University
Real Estate · (2013 - 2016)